Exhibit 99.1

ZTO Express to Hold Annual General Meeting on June 2, 2021

SHANGHAI, May 12, 2021/PRNewswire/—ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Wednesday, June 2, 2021, at 14:00 (local time), at Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, China. Holders of record of ordinary shares of the Company at the close of business on May 12, 2021 (Hong Kong time) are entitled to notice of, to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on May 12, 2021, New York time who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

The board of directors of ZTO fully supports the Proposed Articles (defined in Exhibit B to the Notice of AGM) and recommends that shareholders and holders of ADSs vote in favor of the resolutions set out in the Notice of AGM. The Notice of AGM and form of proxy for the AGM are available on the Company’s website at http://zto.investorroom.com.

ZTO has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. ZTO’s Form 20-F can be accessed on the Company’s website at http://zto.investorroom.com, as well as on the SEC’s website at http://www.sec.gov.

ZTO has also published its annual report for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEX”), which can be accessed on the Company’s website at http://zto.investorroom.com as well as the HKEX’s website at http://www.hkexnews.hk.

About ZTO

ZTO is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

Investor Relations
E-mail: ir@zto.com

Phone: +86 21 5980 4508